UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NOVONIX LIMITED
(Exact name of the registrant as specified in its charter)
Australia
(State or other jurisdiction of incorporation)
001-41208
(Commission file number)
NOVONIX LIMITED, Level 8, 46 Edward Street, Brisbane QLD 4000, Australia
(Address of principle executive offices)
Suzanne Yeates, +61 439 310 818
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

___X___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

_________Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

NOVONIX Limited has determined that, during 2023, NOVONIX Limited or its consolidated subsidiaries manufactured and contracted to manufacture products as to which conflict minerals, as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, are necessary to the functionality or production of its products. NOVONIX Limited has conducted a good faith reasonable country of origin inquiry regarding those conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources. Based on the RCOI, NOVONIX Limited has reason to believe that some portion of the conflict minerals necessary to the functionality or production of its products may have originated in the Democratic Republic of the Congo or an adjoining country and has reason to believe that some of this material was not derived from recycled or scrap sources.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of NOVONIX Limited is filed as Exhibit 1.01 hereto and is also publicly available at https://www.novonixgroup.com/wp-content/uploads/2024/05/2023-Conflict-Minerals-Report.pdf. The information contained on this website is not being incorporated by reference into this Form SD.

Item 1.02 Exhibit

A copy of the Conflict Minerals Report of NOVONIX Limited is filed as Exhibit 1.01 hereto.

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period ending December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr. John Christopher Burns Dr John Christopher Burns Chief Executive Officer

Date: May 31, 2024